SILENCE THERAPEUTICS PLC

12 Hammersmith Grove

London W6 7AP, United Kingdom

+44 20 3457 6900

May 22, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

Re:	Silence Therapeutics plc

Registration Statement on Form S-3

File No. 333-295992

Acceleration Request

Requested Date:   May 27, 2026

Requested Time:  4:00 PM Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No.: 333-295992) (the “Registration Statement”) to become effective on Wednesday, May 27, 2026 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Eric Blanchard of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Eric Blanchard of Cooley LLP, counsel to the Registrant, at (617) 937-2445.

Very truly yours,

Silence Therapeutics plc

By:	/s/ Iain Ross
Iain Ross
Interim Principal Executive Officer

cc:	Rhonda Hellums, Silence Therapeutics plc

Eric Blanchard, Cooley LLP

Courtney T. Thorne, Cooley LLP

Denny Xu, Cooley LLP